Mail Stop 3561

January 14, 2008

Mr. Gary Wolfe
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

      Re: **Golar LNG Limited**
             Form 20-F for the year ended December 31, 2006
             Filed July 2, 2007
             File No. 000-50113

Dear Mr. Wolfe:

      We have completed our review of the Golar LNG Limited Form 20-F and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief